Filed by VeriFone Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lipman Electronic Engineering Ltd.

Commission File No.: 000-50544

A message from Doug Bergeron

To VeriFone employees:

I’m pleased to update you on the progress we’ve made since our April 10 announcement of our agreement to acquire Lipman Electronic Engineering Ltd. and extend VeriFone’s leadership in the electronic payment solutions industry. Last week, we filed a registration statement with the U.S. Securities & Exchange Commission containing a preliminary proxy statement/prospectus regarding the proposed acquisition. The definitive proxy statement/prospectus will, after the SEC review process is completed, be sent to the shareholders of VeriFone and Lipman seeking their approval of the proposed transaction.

Since the acquisition is still subject to shareholder and regulatory approvals, the two companies must continue to operate as independent and competitive businesses and may not coordinate business activities until the official closing of the acquisition.  Be assured that the necessary planning to accomplish a smooth post-acquisition integration is well under way. As soon as the acquisition is complete all of our employees, customers and partners will be apprised of how the enlarged VeriFone will be better positioned to meet their needs.

In the meantime, we appreciate your patience as the acquisition moves towards completion as anticipated during our fourth fiscal quarter.  Obviously, much work remains to be accomplished between now and the actual close, but many of you have already been tasked to help move this process forward smoothly and speedily.

All of these efforts are focused on ensuring a smooth integration of Lipman’s operations into VeriFone once the acquisition is completed. We are committed to providing customers of both companies with an even greater selection of high quality products and services. Over the past five years we’ve defined ourselves as a company with operational excellence, built by highly disciplined and experienced managers, and we fully expect this acquisition to continue that track record.

We are committed to building a world class global organization with best in class employees and the new VeriFone will provide many opportunities for employees as we continue to drive increased value for our customers. Our plan calls for continuing all product lines and expanding distribution globally.

I hope you are all as excited by this as I am. I anticipate and appreciate the efforts that each of you will undertake to make this the most successful acquisition in our industry.

Doug Bergeron

NOTE:  In connection with the proposed transaction, VeriFone filed a registration statement on Form S-4 (Registration No. 333-134928), including a proxy statement of VeriFone, with the Securities and Exchange Commission (the “SEC”) on June 9, 2006.  Investors and securityholders are urged to read the registration statement, including the proxy statement (and all amendments and supplements to it) and other materials that VeriFone may file with the SEC when they become available, because they contain important information.  Investors and securityholders will be able to obtain free copies of the registration statement, including the proxy statement, as well as VeriFone’s other filings, without charge, at the SEC’s Web site (www.sec.gov) when they become available.  Copies of VeriFone’s filings may also be obtained without charge from VeriFone at VeriFone’s Web site (www.verifone.com) or by directing a request to:  VeriFone Holdings Inc., 2099 Gateway Place, Suite 600, San Jose, CA  95110 (Tel:  +1-408-232-7800, Attention:  Director, Corporate Development & IR).

VeriFone, Lipman and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding VeriFone’s directors and executive officers is available in VeriFone’s 2005 Annual Report on Form 10-K filed with the SEC on December 20, 2005 and VeriFone’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 17, 2006, and information regarding Lipman’s directors and executive officers is available in Lipman’s 2005 Annual Report on Form 20-F filed with the SEC on March 9, 2006.  Additional information regarding the interests of such potential participants is included in the registration statement and proxy statement, and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the markets for products, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of VeriFone Holdings, Inc. and Lipman Electronic Engineering Inc. and are subject to significant risks and uncertainties outside of our control.  There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of VeriFone stockholders to approve the issuance of VeriFone common shares or the failure of Lipman shareholders to approve the merger; the risk that the businesses of VeriFone and Lipman will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers.  Additional factors that may affect future results are contained in VeriFone’s and Lipman’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (www.sec.gov). Neither VeriFone nor Lipman is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.